UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________
FORM 12b-25

NOTIFICATION OF LATE FILING

Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Kingsway Financial Services Inc.
Full Name of Registrant
Former Name if Applicable
150 E. Pierce Road
Address of Principal Executive Office (Street and Number)
Itasca, IL 60143
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kingsway Financial Services Inc. (the “Company”) issued a press release on April 16, 2019 announcing, among other things, that it was not in a position to file its Annual Report on Form 10-K for its 2018 fiscal year (the “Annual Report”) within the 15 calendar day extension provided by the Form 12b-25 filed by the Company with the Securities and Exchange Commission on April 2, 2019.  On May 15, 2019, the Company filed Form 12b-25 announcing that, because the Company had not yet filed its Annual Report, it was unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2019 (the “Q-1 Report”) by the prescribed filing date without unreasonable effort or expense because the Company and its external auditors needed additional time to complete certain reviews and analyses of certain financial and other related data to be included in both the Annual Report and the Q-1 Report. The Company has not yet filed its Annual Report or its Q-1 Report, so it is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2019 by the prescribed filing date without unreasonable effort or expense because the Company and its external auditors need additional time to complete certain reviews and analyses of certain financial and other related data to be included in the Annual Report and the two Quarterly Reports. Management is committed to providing sufficient time for its auditors to complete their review in order for the Company to prepare complete filings.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William A. Hickey, Jr.
	(847)	871-6416
	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☐    No  ☒

The Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2018 or its Quarterly Report on Form 10-Q for the three months ended March 31, 2019.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company currently expects the results of operations that will be presented in its Quarterly Report on Form 10-Q for the three months ended June 30, 2019 will differ from the results of operations reported in its Quarterly Report on Form 10-Q for the three months ended June 30, 2018 primarily because the Company included in its results of operations in its Quarterly Report on Form 10-Q for the three months ended June 30, 2018 loss on disposal of discontinued operations and income (loss) from discontinued operations related to the classification of the Company’s property-casualty insurance operations as assets held for sale. Following the sale of its property-casualty insurance operations on October 18, 2018, the Company no longer reports results of an Insurance Underwriting Segment.

Kingsway Financial Services Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2019

	By:	/s/ William A. Hickey, Jr.
William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer
(Principal FInancial Officer)